

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

October 6, 2017

Gregory P. Madison
Chief Executive Officer
Keryx Biopharmaceuticals, Inc.
One Marina Park Drive, 12th Floor
Boston, Massachusetts 02210

> **Re: Keryx Biopharmaceuticals, Inc.**
> **Form 10-K**
> **Filed March 1, 2017**
> **File No. 000-30929**

Dear Mr. Madison:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare & Insurance